

Mail Stop 3561

December 16, 2016

Eugene Wong
Chief Executive Officer
EliteSoft Global Inc.
18582 N.W. Holly Street
Unit 202
Beaverton, Oregon 97006-7014

    Re: **EliteSoft Global Inc.**
            Amendment No. 3 to Registration Statement on Form S-1
            Filed December 7, 2016
            File No. 333-213189
            Form 10-Q for the Fiscal Quarter Ended September 30, 2016
            File No. 000-55240
            Filed November 14, 2016

Dear Mr. Wong:

       We have reviewed your amended registration statement and the periodic report referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 filed December 7, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note your response to comment 4. Please quantify the "substantial payments" to third party vendors, and the way in which these payments affected your cost of revenue from period to period. Please also disclose in this section the amount paid to third party vendors that are related parties. In doing so, provide a narrative discussion regarding changes in your cost of revenues, in the same way you discuss changes in revenues and

operating expenses. When discussing changes in these line items from period to period, include a discussion of the underlying causes for the changes. Please refer to Instruction 4 to Item 303(a) of Regulation S-K.

2. We are not able to locate the revised disclosure you provided in response to comment 5. Please include the revised disclosure in order to provide a reader with an understanding of the increase in revenue.

3. We note your disclosure that the increase in net loss between the three months ended September 30, 2016 and 2015 was primarily attributable to the increase in cost of revenue. However, it appears that the increase in net loss is attributable to a reduction in gross profit, an increase in general and administrative expenses and the income tax recovery. Please revise to accurately describe the reasons for the increase in net loss. The comment also applies to your discussion of income (loss) for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015.

4. Please add a discussion of gross profit (loss) for the three and nine months ended September 30, 2016 as compared to the three and nine months ended September 30, 2015.

5. For the three months ended September 30, 2016 and 2015 general and administrative expenses were $24,047 and $14,861, respectively. Your disclosure indicates that "during the three months ended September 30, 2016 and 2015, the Company incurred professional fees of $34,140 and $nil, respectively. In addition, during the three months ended September 30, 2016 and 2015, the Company recorded stock based compensation of $nil and $43,085, respectively." The $34,140 in professional fees and $43,085 in stock based compensation exceed the general and administrative expense balances for the three months ended September 30, 2016 and 2015, respectively. Additionally, the difference between your current disclosure of $34,140 in professional fees for the three months ended September 30, 2016 and $43,085 in stock based compensation for three months ended September 30, 2015 supports a decrease in expense of $8,945, not an increase of $9,186 as disclosed. Please explain or revise your disclosure to accurately depict the balance in general and administrative expenses and explain the increase between the periods.

6. Consistent with your response to prior comment 15 of our letter dated October 6, 2015, please include a discussion of income taxes and effective tax rates for the three and nine months ended September 30, 2016 and 2015.

Liquidity and Capital Resources, page 18

7. Please revise the current liabilities balance of $258,092 as of September 30, 2016 to be consistent with the condensed balance sheet. Please also revise the correct amount of working capital at September 30, 2016 disclosed in the third paragraph.

Corporate History, page 32

8. We note your response to comment 8. Please revise the discussion of your contracts under the "Corporate History" heading of your registration statement to disclose your reliance on third-party vendors. Please describe the company's role, if any, in performing these contracts, aside from the supervisory role of Cornelius Ee.

Customers, Distribution and Marketing

Customers, page 33

9. We note your response to comment 10. Again, please file the contract with Ashita and all other exhibits as exhibits to the amended filing. Please refer to Item 601(a) of Regulation S-K.

Condensed Statements of Operations, page F-2

10. We note your response to comment 12 indicating the reversal of the stock-based compensation expense would be credited to consulting expense. Consistent with your response please include the revision in your financial statements and update the disclosure in Note 6 on page F-12.

5. Related Party Transactions, page F-11

11. Please file the note agreement as an exhibit as indicated in your response to comment 13.

8. Income Taxes, page F-12

12. The effective tax rate of 0% disclosed in the second paragraph for the three months ended September 30, 2016 is incorrect. Based on the statement of operations it appears the effective tax should be (48%). Please revise.

4. Stockholders' Equity

Common Stock, page F-23

13. We note your response to comment 14 and reissue the portion of that comment seeking revised disclosure surrounding the SPA transaction date and names of the entities to be consistent with the disclosures on page 32. For instance, on page 32 the disclosure reads "On February 27, 2015, EliteSoft Asia Bhd Sdn ('Elite Soft Asia') purchased 10,000,000 shares of the Company's common stock …" whereas on page F-23 the disclosure reads "On February 20, 2015, Richard Chiang, then the Company's sole director and shareholder, entered into a Stock Purchase Agreement (the 'SPA') whereby EliteSoft

Asia Sdn Bhd.('ESA') purchased 10,000,000 shares of the Company's common stock…" The disclosure in the fourth paragraph on page 17 should also be consistent.

Signatures, page 46

14. We note your response to comment 15. In the second signature block please include the dates signed below each signature.

Exhibit 23.1

15. Please file an updated consent from Anton & Chia for the use of their audit report. We believe a new consent is required with an amendment if an extended period of time passes since the last filing. An extended period of time is generally any period which is more than 30 days.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 22

16. We note your response to comment 17 indicating the disclosure in this section was revised to refer to the quarter ended September 30, 2016. It does not appear that you filed an amendment reflecting the change in disclosure. Please do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products